UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 3, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Invitation to the Annual General Meeting of UBS Group AG immediately following this page.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  April 3, 2018

UBS

# UBS Group AG

## Invitation to the Annual General Meeting of UBS Group AG

**Thursday, 3 May 2018, 10:30 a.m.**
(Doors open at 9:30 a.m.)

**Messe Basel**
Messeplatz, Halle 1.1 Nord, Basel

# Dear shareholders,

We are pleased to invite you to the Annual General Meeting of UBS Group AG. It will take place on Thursday, 3 May 2018, at 10:30 a.m., at the Messe Basel, Messeplatz, Halle 1.1 Nord in Basel. Doors open at 9:30 a.m.

**Agenda**

1. UBS Group AG management report and consolidated and standalone financial statements for the financial year 2017
   1.1. Approval of the UBS Group AG management report and consolidated and standalone financial statements
   1.2. Advisory vote on the UBS Group AG Compensation Report 2017
2. Appropriation of retained earnings and distribution of ordinary dividend out of capital contribution reserve
3. Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2017
4. Approval of the aggregate amount of variable compensation for the members of the Group Executive Board for the financial year 2017
5. Approval of the maximum aggregate amount of fixed compensation for the members of the Group Executive Board for the financial year 2019
6. Elections
   6.1. Re-election of members of the Board of Directors
      6.1.1. Axel A. Weber as Chairman of the Board of Directors
      6.1.2. Michel Demaré
      6.1.3. David Sidwell
      6.1.4. Reto Francioni
      6.1.5. Ann F. Godbehere
      6.1.6. Julie G. Richardson
      6.1.7. Isabelle Romy
      6.1.8. Robert W. Scully
      6.1.9. Beatrice Weder di Mauro
      6.1.10. Dieter Wemmer
   6.2. Election of new members to the Board of Directors
      6.2.1. Jeremy Anderson
      6.2.2. Fred Hu
   6.3. Election of the members of the Compensation Committee
      6.3.1. Ann F. Godbehere
      6.3.2. Michel Demaré
      6.3.3. Julie G. Richardson
      6.3.4. Dieter Wemmer

7. Approval of the maximum aggregate amount of compensation for the members of the Board of Directors from the Annual General Meeting 2018 to the Annual General Meeting 2019
8. Re-elections
   8.1. Re-election of the independent proxy, ADB Altorfer Duss & Beilstein AG, Zurich
   8.2. Re-election of the auditors, Ernst & Young Ltd, Basel
   8.3. Re-election of the special auditors, BDO AG, Zurich

**Inclusion of items on the agenda**

On 1 February 2018, UBS Group AG published a notice in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) and on its website at *www.ubs.com/agm*, inviting qualifying shareholders to submit their requests for the inclusion of individual items on the agenda by 14 March 2018. No requests were submitted.

Zurich, 31 March 2018

Yours sincerely,

UBS Group AG

Axel A. Weber
Chairman of the Board of Directors

Markus Baumann
Group Company Secretary

# Item 1

## UBS Group AG management report and consolidated and standalone financial statements for the financial year 2017

### 1.1. Approval of the UBS Group AG management report and consolidated and standalone financial statements

**A. Motion**

The Board of Directors proposes that the management report for the financial year 2017 and the UBS Group AG consolidated and standalone financial statements for 2017 be approved.

**B. Explanation**

The "Financial statements" section of UBS Group AG's Annual Report 2017 contains the consolidated financial statements of UBS Group AG, as well as the standalone financial statements of UBS Group AG. Information on the strategy, organization and activities of UBS Group AG and its consolidated subsidiaries ("Group" or "UBS Group"), the business divisions and Corporate Center, as well as on risk management and control, can be found in the chapter "Our evolution" and in the sections "Operating environment and strategy," "Financial and operating performance" and "Risk, treasury and capital management" of the Annual Report 2017. Information relating to corporate governance as required by applicable Swiss law and regulations, in particular the SIX Swiss Exchange's Directive on Information Relating to Corporate Governance, the Swiss Code of Obligations and the Ordinance against Excessive Compensation in Listed Stock Corporations, can be found in the section "Corporate governance, responsibility and compensation" of the Annual Report 2017. The Annual Report 2017 is also available on the internet at *www.ubs.com/annualreport*. Shareholders registered in the share register in Switzerland and shareholders in the US who are registered with Computershare will receive the annual reporting documents as per their individual orders.

## UBS Group

We recorded net profit attributable to shareholders of CHF 1,053 million in 2017, which included a net tax expense of CHF 4,139 million, mainly driven by a CHF 2,865 million net write-down of deferred tax assets (DTAs) following a reduction in the US federal corporate tax rate after the enactment of the Tax Cuts and Jobs Act (TCJA) in the US during the fourth quarter of 2017. In 2016, net profit attributable to shareholders was CHF 3,204 million, which included a net tax expense of CHF 805 million. Profit before tax increased by CHF 1,178 million or 29% to CHF 5,268 million, reflecting higher operating income and a reduction in operating expenses. Operating income increased by CHF 747 million or 3%, mainly due to CHF 789 million higher net fee and commission income, primarily in our wealth management businesses. Operating expenses decreased by CHF 430 million or 2%, mainly due to CHF 626 million lower general and administrative expenses, mainly reflecting CHF 375 million lower net expenses for provisions for litigation, regulatory and similar matters.

Total balance sheet assets stood at CHF 916 billion as of 31 December 2017 compared with CHF 935 billion as of 31 December 2016. Equity attributable to shareholders decreased by CHF 2.4 billion to CHF 51.2 billion as of 31 December 2017.

As of 31 December 2017, our fully applied common equity tier 1 (CET1) capital ratio was 13.8%, exceeding our 2017 target ratio of 13.0% and above the requirements for Swiss systemically relevant banks, which are stricter than the Basel Committee on Banking Supervision's requirements. As of 31 December 2017, our fully applied going concern leverage ratio was 4.7% compared with our target ratio of 3.7%.

## UBS Group AG standalone

On a standalone basis, UBS Group AG recorded a net profit of CHF 47 million for 2017, reflecting financial income of CHF 580 million, other operating income of CHF 129 million and dividend income of CHF 10 million, largely offset by operating expenses of CHF 668 million and a tax expense of CHF 4 million.

### Auditors

In their reports to the Annual General Meeting, Ernst & Young Ltd, Basel, as auditors, recommended without qualification that the consolidated and standalone financial statements of UBS Group AG be approved. The auditors confirm that, in their opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of UBS Group AG and its subsidiaries and the consolidated results of operations and the cash flows, in accordance with International Financial Reporting Standards, and that they comply with Swiss law. With respect to the UBS Group AG standalone financial statements, the auditors confirm that these comply with Swiss law and with the Articles of Association of UBS Group AG.

## 1.2. Advisory vote on the UBS Group AG Compensation Report 2017

### A. Motion

The Board of Directors proposes that the UBS Group AG Compensation Report 2017 be ratified in an advisory vote.

### B. Explanation

The UBS Group AG Compensation Report 2017 is a chapter in the UBS Group AG Annual Report 2017. It explains the governance and principles behind the compensation structure at UBS Group AG, including the link between pay and performance. It contains information on the UBS Total Reward Principles and sets out the compensation framework of the management and Board of Directors in accordance with all applicable laws and regulations. The UBS Group AG Compensation Report 2017 is available electronically under *www.ubs.com/annualreport*. In addition, the enclosed brochure, "Shareholder information on compensation votes at the UBS Group AG Annual General Meeting 2018," sets out further details in relation to the proposed vote.

The vote on the UBS Group AG Compensation Report 2017 is advisory in nature.

# Item 2

## Appropriation of retained earnings and distribution of ordinary dividend out of capital contribution reserve

### A. Appropriation of retained earnings

a. Motion

The Board of Directors proposes the following appropriation of retained earnings:

**Proposed appropriation of retained earnings**

| | For the year ended |
|---|---|
| *CHF million* | 31.12.17 |
| Net profit for the period | 47 |
| Retained earnings carried forward | 0 |
| **Total retained earnings available for appropriation** | **47** |
| **Appropriation of retained earnings** | |
| Appropriation to voluntary earnings reserve | (47) |
| **Retained earnings carried forward** | **0** |

b. Explanation

On a standalone basis, UBS Group AG recorded a net profit of CHF 47 million for 2017, which the Board of Directors proposes to fully appropriate to the voluntary earnings reserve.

## B. Distribution of ordinary dividend out of capital contribution reserve

### a. Motion

The Board of Directors proposes an ordinary dividend distribution of CHF 0.65 in cash per share of CHF 0.10 par value payable out of the capital contribution reserve.

| *CHF million, except where indicated* | 31.12.17 |
|---|---|
| **Total statutory capital reserve: capital contribution reserve before proposed distribution[1]** | **32,683** |
| Proposed ordinary distribution of capital contribution reserve within statutory capital reserve: CHF 0.65 per dividend-bearing share[2] | (2,505) |
| **Total statutory capital reserve: capital contribution reserve after proposed distribution** | **30,179** |

1 The Swiss Federal Tax Administration's current position is that, of the CHF 32.7 billion capital contribution reserve available as of 31 December 2017, an amount limited to CHF 18.0 billion is available from which dividends may be paid without a Swiss withholding tax deduction.
2 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of CHF 2,505 million presented is based on the total number of shares issued as of 31 December 2017.

### b. Explanation

Provided that the proposed dividend distribution out of the capital contribution reserve is approved, the payment of CHF 0.65 per share will be made on 9 May 2018 to holders of shares on the record date 8 May 2018. The shares will be traded ex-dividend as of 7 May 2018 and, accordingly, the last day on which the shares may be traded with entitlement to receive the dividend will be 4 May 2018.

# Item 3

## Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2017

### A. Motion

The Board of Directors proposes that the discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2017 be granted.

# Item 4

## Approval of the aggregate amount of variable compensation for the members of the Group Executive Board for the financial year 2017

### A. Motion

The Board of Directors proposes that the aggregate amount of variable compensation of CHF 74,150,000 for the members of the Group Executive Board for the financial year 2017 be approved.

### B. Explanation

In accordance with Article 43 para. 1 lit. c of the UBS Group AG Articles of Association, the Annual General Meeting shall approve the aggregate amount of variable compensation for the members of the Group Executive Board for the financial year 2017. The proposed aggregate amount includes any immediate cash performance awards along with any deferred performance awards. This amount does not include legally required employer's contributions to social security. The enclosed brochure, "Shareholder information on compensation votes at the UBS Group AG Annual General Meeting 2018," and the UBS Group AG Compensation Report 2017 set out further details in relation to the proposed vote. The UBS Group AG Compensation Report 2017 is available electronically under *www.ubs.com/annualreport.*

# Item 5

## Approval of the maximum aggregate amount of fixed compensation for the members of the Group Executive Board for the financial year 2019

### A. Motion

The Board of Directors proposes that the maximum aggregate amount of fixed compensation of CHF 31,500,000 for the members of the Group Executive Board for the financial year 2019 be approved.

### B. Explanation

In accordance with Article 43 para. 1 lit. b of the UBS Group AG Articles of Association, the Annual General Meeting shall approve the maximum aggregate amount of fixed compensation for the members of the Group Executive Board for the financial year 2019. The proposed aggregate amount does not include legally required employer's contributions to social security. The enclosed brochure, "Shareholder information on compensation votes at the UBS Group AG Annual General Meeting 2018," and the UBS Group AG Compensation Report 2017 set out further details in relation to the proposed vote. The UBS Group AG Compensation Report 2017 is available electronically under *www.ubs.com/annualreport*.

# Item 6

## Elections

**6.1. Re-election of members of the Board of Directors**
The Board of Directors proposes that Axel A. Weber, Michel Demaré, David Sidwell, Reto Francioni, Ann F. Godbehere, Julie G. Richardson, Isabelle Romy, Robert W. Scully, Beatrice Weder di Mauro and Dieter Wemmer, each of whose term of office expires at the Annual General Meeting 2018, be re-elected for a one-year term of office.

The present functions of the Board members in UBS Group are listed on the following pages. More detailed CVs can be found in the section "Corporate governance, responsibility and compensation" of the Annual Report 2017 as well as on the internet at *www.ubs.com/boards*.



6.1.1. Axel A. Weber as Chairman of the Board of Directors

**A. Motion**
The Board of Directors proposes that Axel A. Weber be re-elected as the Chairman of the Board of Directors for a one-year term of office.

**B. Explanation**
Axel A. Weber's term of office as Chairman of the Board of Directors expires at the Annual General Meeting 2018. He is prepared to stand for re-election.

Axel A. Weber (born 1957) was elected Chairman of the Board of Directors at the Extraordinary General Meeting of UBS Group AG in November 2014. He has been Chairman of UBS AG since 2012.

At present, Axel A. Weber chairs the Corporate Culture and Responsibility Committee and the Governance and Nominating Committee.



6.1.2. Michel Demaré

**A. Motion**
The Board of Directors proposes that Michel Demaré be re-elected for a one-year term of office.

**B. Explanation**
Michel Demaré's term of office expires at the Annual General Meeting 2018. He is prepared to stand for re-election.

Michel Demaré (born 1956) was elected to the Board of Directors at the Extraordinary General Meeting of UBS Group AG in November 2014, at which time he was appointed independent Vice Chairman by the Board of Directors. He has been on the Board of Directors of UBS AG since 2009.

At present, Michel Demaré is a member of the Audit Committee, the Compensation Committee and the Governance and Nominating Committee.



6.1.3. David Sidwell

**A. Motion**
The Board of Directors proposes that David Sidwell be re-elected for a one-year term of office.

**B. Explanation**
David Sidwell's term of office expires at the Annual General Meeting 2018. He is prepared to stand for re-election.

David Sidwell (born 1953) was elected to the Board of Directors at the Extraordinary General Meeting of UBS Group AG in November 2014, at which time he was appointed Senior Independent Director by the Board of Directors. He has been on the Board of Directors of UBS AG since 2008.

At present, David Sidwell chairs the Risk Committee and is a member of the Governance and Nominating Committee.



6.1.4. Reto Francioni

**A. Motion**
The Board of Directors proposes that Reto Francioni be re-elected for a one-year term of office.

**B. Explanation**
Reto Francioni's term of office expires at the Annual General Meeting 2018.
He is prepared to stand for re-election.

Reto Francioni (born 1955) was elected to the Board of Directors at the Extraordinary General Meeting of UBS Group AG in November 2014. He has been on the Board of Directors of UBS AG since 2013.

At present, Reto Francioni is a member of the Compensation Committee, the Corporate Culture and Responsibility Committee and the Risk Committee.



6.1.5. Ann F. Godbehere

**A. Motion**
The Board of Directors proposes that Ann F. Godbehere be re-elected for a one-year term of office.

**B. Explanation**
Ann F. Godbehere's term of office expires at the Annual General Meeting 2018.
She is prepared to stand for re-election.

Ann F. Godbehere (born 1955) was elected to the Board of Directors at the Extraordinary General Meeting of UBS Group AG in November 2014. She has been on the Board of Directors of UBS AG since 2009.

At present, Ann F. Godbehere chairs the Compensation Committee and is a member of the Audit Committee.



6.1.6. Julie G. Richardson

**A. Motion**
The Board of Directors proposes that Julie G. Richardson be re-elected for a one-year term of office.

**B. Explanation**
Julie G. Richardson's term of office expires at the Annual General Meeting 2018.
She is prepared to stand for re-election.

Julie G. Richardson (born 1963) was elected to the Board of Directors at the Annual General Meeting of UBS Group AG in May 2017. She has been on the Board of Directors of UBS AG since 2017.

At present, Julie G. Richardson is a member of the Risk Committee.



6.1.7. Isabelle Romy

**A. Motion**
The Board of Directors proposes that Isabelle Romy be re-elected for a one-year term of office.

**B. Explanation**
Isabelle Romy's term of office expires at the Annual General Meeting 2018. She is prepared to stand for re-election.

Isabelle Romy (born 1965) was elected to the Board of Directors at the Extraordinary General Meeting of UBS Group AG in November 2014. She has been on the Board of Directors of UBS AG since 2012.

At present, Isabelle Romy is a member of the Audit Committee and the Governance and Nominating Committee.



6.1.8. Robert W. Scully

**A. Motion**
The Board of Directors proposes that Robert W. Scully be re-elected for a one-year term of office.

**B. Explanation**
Robert W. Scully's term of office expires at the Annual General Meeting 2018. He is prepared to stand for re-election.

Robert W. Scully (born 1950) was elected to the Board of Directors at the Annual General Meeting of UBS Group AG and UBS AG in May 2016.

At present, Robert W. Scully is a member of the Risk Committee.



6.1.9. Beatrice Weder di Mauro

**A. Motion**
The Board of Directors proposes that Beatrice Weder di Mauro be re-elected for a one-year term of office.

**B. Explanation**
Beatrice Weder di Mauro's term of office expires at the Annual General Meeting 2018. She is prepared to stand for re-election.

Beatrice Weder di Mauro (born 1965) was elected to the Board of Directors at the Extraordinary General Meeting of UBS Group AG in November 2014. She has been on the Board of Directors of UBS AG since 2012.

At present, Beatrice Weder di Mauro is a member of the Audit Committee and the Corporate Culture and Responsibility Committee.



6.1.10. Dieter Wemmer

**A. Motion**
The Board of Directors proposes that Dieter Wemmer be re-elected for a one-year term of office.

**B. Explanation**
Dieter Wemmer's term of office expires at the Annual General Meeting 2018. He is prepared to stand for re-election.

Dieter Wemmer (born 1957) was elected to the Board of Directors at the Annual General Meeting of UBS Group AG and UBS AG in May 2016.

At present, Dieter Wemmer is a member of the Risk Committee.

## 6.2. Election of new members to the Board of Directors



### 6.2.1. Jeremy Anderson

**A. Motion**
The Board of Directors proposes that Jeremy Anderson be elected as a member of the Board of Directors for a one-year term of office.

**B. Explanation**
Jeremy Anderson (born 1958) was chairman of Global Financial Services at KPMG International from 2010 until November 2017. He has spent over 30 years working with the banking and insurance industry in an advisory capacity, covering a broad range of topics, including strategy, audit and risk management, technology and operational transformation, mergers and bank restructuring. Jeremy Anderson joined KPMG International in 2004. He was head of Financial Services KPMG Europe from 2006 to 2011 and also head of Clients and Markets KPMG Europe from 2008 to 2011. From 2004 to 2008 he headed its UK Financial Services Practice. Prior to that he served as a member of Atos Origin's Group Management Board and as head of its UK operations after Atos acquired KPMG Consulting UK in 2002. Jeremy Anderson joined KPMG's UK consulting business in 1985 and led the firm as CEO from 2000 to 2002, having previously been a partner in its financial services business. He started his career with Triad Computing Systems in 1980.

Jeremy Anderson is a British citizen and graduated with a bachelor's degree in economics from the University College London.

He is a trustee of the UK's Productivity Leadership Group.

Jeremy Anderson complies with the mandate thresholds set forth in Article 31 of the UBS Group AG Articles of Association.



### 6.2.2. Fred Hu

#### A. Motion
The Board of Directors proposes that Fred Hu be elected as a member of the Board of Directors for a one-year term of office.

#### B. Explanation
Fred Hu (born 1963) has been chairman of Primavera Capital Group, a China-based global investment firm since 2010. Prior to founding Primavera, Fred Hu held various senior positions at Goldman Sachs from 1997 to 2010, where he was instrumental in building the firm's franchise in the region. He was partner and chairman of Greater China from 2008 to 2010 and partner and co-head Investment Banking China from 2004 to 2008. Before that he held the position of Goldman Sachs' Chief Economist. From 1991 to 1996, he served as an economist at the International Monetary Fund in Washington, DC, and was previously the co-director of the National Center for Economic Research and professor at Tsinghua University. He holds a master in engineering science from Tsinghua University, and a master and PhD in economics from Harvard University. Fred Hu is a Chinese citizen.

Fred Hu is the non-executive chairman of the board of Yum China Holdings and a board member of Hong Kong Exchanges and Clearing Ltd. and Hang Seng Bank Ltd. He is engaged in a number of non-profit organizations, including the Nature Conservancy's Asia Pacific Council.

Fred Hu complies with the mandate thresholds set forth in Article 31 of the UBS Group AG Articles of Association.

## 6.3. Election of the members of the Compensation Committee

The Board of Directors proposes that Ann F. Godbehere and Michel Demaré be re-elected and Julie G. Richardson and Dieter Wemmer be elected for a one-year term of office as members of the Compensation Committee.

### 6.3.1. Ann F. Godbehere

**A. Motion**

The Board of Directors proposes that Ann F. Godbehere be re-elected as a member of the Compensation Committee for a one-year term of office.

**B. Explanation**

Ann F. Godbehere's term of office expires at the Annual General Meeting 2018. She is prepared to stand for re-election as a member of the Compensation Committee.

### 6.3.2. Michel Demaré

**A. Motion**

The Board of Directors proposes that Michel Demaré be re-elected as a member of the Compensation Committee for a one-year term of office.

**B. Explanation**

Michel Demaré's term of office expires at the Annual General Meeting 2018. He is prepared to stand for re-election as a member of the Compensation Committee.

### 6.3.3. Julie G. Richardson

**A. Motion**

The Board of Directors proposes that Julie G. Richardson be elected as a member of the Compensation Committee for a one-year term of office.

**B. Explanation**

Julie G. Richardson is prepared to stand for election as a new member of the Compensation Committee.

### 6.3.4. Dieter Wemmer

**A. Motion**
The Board of Directors proposes that Dieter Wemmer be elected as a member of the Compensation Committee for a one-year term of office.

**B. Explanation**
Dieter Wemmer is prepared to stand for election as a new member of the Compensation Committee.

# Item 7

## Approval of the maximum aggregate amount of compensation for the members of the Board of Directors from the Annual General Meeting 2018 to the Annual General Meeting 2019

### A. Motion

The Board of Directors proposes that the maximum aggregate amount of compensation of CHF 14,500,000 for the members of the Board of Directors for the period from the Annual General Meeting 2018 to the Annual General Meeting 2019 be approved.

### B. Explanation

In accordance with Article 43 para. 1 lit. a of the UBS Group AG Articles of Association, the Annual General Meeting shall approve the maximum aggregate amount of compensation for the members of the Board of Directors from the Annual General Meeting 2018 to the Annual General Meeting 2019. The proposed aggregate amount includes the compensation for the Chairman of the Board of Directors as well as the base fees for the independent members of the Board of Directors and any relevant retainers for their committee membership. This amount does not include UBS's portion related to the legally required social security contributions. The enclosed brochure, "Shareholder information on compensation votes at the UBS Group AG Annual General Meeting 2018," and the UBS Group AG Compensation Report 2017 set out further details in relation to the proposed vote. The UBS Group AG Compensation Report 2017 is available electronically under *www.ubs.com/annualreport*.

# Item 8

## Re-elections

### 8.1. Re-election of the independent proxy, ADB Altorfer Duss & Beilstein AG, Zurich

**A. Motion**
The Board of Directors proposes that ADB Altorfer Duss & Beilstein AG, Zurich, be re-elected as the independent proxy for a one-year term of office expiring after completion of the Annual General Meeting in 2019.

**B. Explanation**
ADB Altorfer Duss & Beilstein AG, Zurich, has confirmed to the Board of Directors that it possesses the level of independence required to take on this role.

### 8.2. Re-election of the auditors, Ernst & Young Ltd, Basel

**A. Motion**
The Board of Directors proposes that Ernst & Young Ltd, Basel, be re-elected for a one-year term of office as auditors for the consolidated and standalone financial statements of UBS Group AG.

**B. Explanation**
Upon the recommendation of the Audit Committee, the Board of Directors proposes that Ernst & Young Ltd, Basel, be re-elected for a further one-year term of office as auditors. Ernst & Young Ltd, Basel, has confirmed to the Board of Directors' Audit Committee that it possesses the level of independence required to take on this role and that its independence will not be affected by additional mandates performed for the UBS Group. Any such additional mandates will require general or specific pre-approval by the Audit Committee. Ernst & Young Ltd, Basel, further confirms that it did not provide, in the period from 1 January to 31 December 2017, any services for UBS Group AG and its subsidiaries prohibited by the US Securities and Exchange Commission for a company's principal auditor.

Ernst & Young Ltd, Basel, has been responsible for auditing consolidated and standalone financial statements of UBS since 1998. Further information concerning the independence of UBS's auditors and the fees paid to them can be found in the section "Corporate governance, responsibility and compensation" of the UBS Group AG Annual Report 2017.

## 8.3. Re-election of the special auditors, BDO AG, Zurich

**A. Motion**
The Board of Directors proposes that BDO AG, Zurich, be re-elected for a three-year term of office as special auditors.

**B. Explanation**
Upon the recommendation of the Audit Committee, the Board of Directors proposes that BDO AG, Zurich, be re-elected for a three-year term of office as special auditors. In accordance with Article 39 para. 3 of the UBS Group AG Articles of Associations, special auditors are responsible for providing the legally required opinions in cases of capital increases.

# Organizational issues

## Voting rights

Shareholders entered in the share register of UBS Group AG on 27 April 2018 at 5 p.m. CEST (on 18 April 2018 at 4:30 p.m. EDT with the US transfer agent Computershare) are entitled to participate and to vote at the Annual General Meeting.

## No trading restriction on UBS Group AG shares

The registration of shareholders for voting purposes does not affect the trading of UBS Group AG shares held by registered shareholders before, during or after the Annual General Meeting. Neither Swiss law nor the Articles of Association of UBS Group AG impose trading restrictions for shareholders that have been entered in the share register of UBS Group AG with a view to voting at the upcoming Annual General Meeting.

## Admission cards for the Annual General Meeting

Shareholders entered in the share register of UBS Group AG in Switzerland may order their admission cards by sending the order form attached to this invitation to the following address by 27 April 2018:
UBS Group AG, Shareholder Services, P.O. Box, CH-8098 Zurich

Shareholders entered in the share register in the United States of America may request their admission cards by writing to the following address by 18 April 2018:
UBS Group AG, c/o Computershare, P.O. Box 30170, College Station, TX 77842, USA

Admission cards will be sent out starting 20 April 2018. Issued admission cards will be invalidated if the corresponding shares are sold prior to the Annual General Meeting and if notice of such sale is given to the share register of UBS Group AG.

## Representation

Shareholders may be represented at the Annual General Meeting by their legal representative, by any other shareholder entitled to vote or by ADB Altorfer Duss & Beilstein AG (Dr. Urs Zeltner, Attorney and Notary), Walchestrasse 15, CH-8006 Zurich as the independent proxy.

In order to appoint, or give instructions to, the independent proxy (ADB Altorfer Duss & Beilstein AG), please complete and sign the enclosed power of attorney form or access *www.gvmanager.ch/ubs* and follow the instructions displayed on your computer screen. Timely processing can be guaranteed for all duly signed forms received by 27 April 2018.

## Language / live webcast

The Annual General Meeting will be held in German. Simultaneous interpretations into English and French, and for speeches in other languages, into German, will be available at the meeting. Headsets can be obtained at the entrance of the main hall.

The Annual General Meeting will be broadcast live on the internet via *www.ubs.com/agm* in English and German.

## Miscellaneous

The UBS Group AG Annual Report (including the UBS Group AG Compensation Report) and the auditors' reports for the financial year 2017 are available for inspection at UBS Group AG's head office, UBS Group AG, Bahnhofstrasse 45, CH-8001 Zurich.

Speakers are asked to register at the speaker's desk located in the hall before the start of the Annual General Meeting.

The public transport ticket of the North-West Switzerland ticket zone (Tarifverbund Nordwestschweiz – TNW) that will be enclosed to an ordered admission card is free of charge for your return journey to Messe Basel (2nd class). We recommend using public transport.

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CH-8098 Zurich

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